FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of January, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - December 2023 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports attributable profit of €11,076 million for 2023, meets all 2023 targets Earnings per share: up 21.5% year-on-year TNAV plus cash dividend per share: up 15% year-on-year Return on tangible equity (RoTE): 15.1% Fully-loaded CET1: 12.3% after cash dividend and share buyback accruals1 Madrid, 31 January 2024 - PRESS RELEASE • Net interest income increased 16%, reflecting growth in customer activity in 2023, with positive contributions from all regions2, notably Europe. • Net fee income increased 5%, with good performance in the Americas, CIB and Payments3. • Revenue up 13% supported by income growth in all regions and particularly strong growth in Wealth (+22%) and CIB (+17%). • Efficiency ratio improved to 44.1% driven by our transformation towards a simpler, more digital and integrated model. • Loan-loss provisions rose 19%, as expected and in a context of higher interest rate environment and inflation, due to the ongoing normalization in the US and Mexico, as well as additional provisions for Swiss franc mortgages in Poland. • Overall credit quality remained robust, with cost of risk in line with the target for the year at 1.18%. • In the fourth quarter, attributable profit was €2,933 million, up 42% (+28% in current euros). • The bank paid in November an interim cash dividend of 8.10 euro cents per share (+39% vs 2022) and has completed a share buyback against 2023 earnings1. Santander has repurchased approximately 9% of its shares since 2021. • The targets for 2024 are mid-single digit revenue growth; an efficiency ratio below 43%; cost of risk of c.1.2%; RoTE of 16%; and fully-loaded CET1 above 12%. Ana Botín, Banco Santander executive chair, said: “2023 has been a pivotal year for Santander, in which we delivered record results and met all our targets in the right way. We added five million customers, growing revenues and profits at double digits, and increased TNAV plus cash dividend per share up 15%. As a result, we will return €5.5 billion1 to shareholders from 2023 earnings. I am proud of our team, who delivered these excellent results while continuing to progress on the strategic transformation of our business. We are deploying our own cutting-edge technology globally to fully leverage our global and in-market scale, and taken the final steps towards creating five global businesses. We are focused on delivering in the near-term while driving sustainable earnings growth for the future, and I am confident that 2024 will be even better for Santander, with strong momentum across our global businesses, despite heightened geopolitical risks and a slowing global economy. Our progress in executing our strategy, combined with the strength and diversification in our model, will allow us to continue to grow whilst further improving profitability, targeting a RoTE of 16% for 2024.” 1 The bank’s shareholder remuneration policy is approximately 50% payout of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split in approximately equal parts in cash dividends and share buybacks. Implementation of this policy is subject to future corporate and regulatory decisions and approvals. 2 To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated. 3 New global business definitions as published on 20 December 2023 at CNMV and santander.com. Note: Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 74) of the financial report at CNMV and santander.com.

Underlying income statement*

EUR million

	2023	2023 v 2022	2023 v 2022 (ex FX)	Q4'23	Q4'23 v Q4'22	Q4'23 v Q4'22 (ex FX)
Total income	57,647	+11%	+13%	14,552	+8%	+16%
Operating expenses	-25,425	+6%	+10%	-6,464	+2%	+11%
Net operating income	32,222	+14%	+16%	8,088	+12%	+21%
Net loan-loss provisions	-12,458	+19%	+19%	-3,421	+13%	+16%
Profit before tax	16,698	+9%	+11%	3,922	+12%	+24%
Attributable profit	**11,076**	**+15%**	**+18%**	**2,933**	**+28%**	**+42%**
Earnings per share, EPS (euros)	0.65	+21.5%	-	0.18	+35%	-

(*) Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 74) of the financial report at CNMV and santander.com. Summary of statutory figures on page 6 of this press release.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated.

Santander achieved an **attributable profit** of €11,076 million in 2023, up 15% in current euros versus 2022, as strong growth in revenues, particularly in Europe, growth in customers and good cost control more than offset the expected year-on-year growth in provisions. In the fourth quarter, attributable profit increased 42% (+28% in current euros) versus the fourth quarter of 2022 to €2,933 million.

Santander increased profitability and shareholder value, with a return on tangible equity (**RoTE**) of 15.1% (+1.7 percentage points); earnings per share (**EPS**) of €0.65, up 21.5%, and tangible net asset value (**TNAV**) per share of €4.76 at year end. Including the cash dividend paid in May against 2022 earnings and the interim dividend against 2023 earnings paid in November, value creation (TNAV plus cash dividend per share) increased 15%. In 2023, the value created for shareholders is equivalent to €10.25 billion.

FY'23 Attributable Profit	FY'23 Revenue
€11.1bn +15%	€58bn +11%
Cost-to-income	**RoTE**
44.1% -173bps	15.1% +169bps
CoR	**FL CET1**
1.18% +0.19pp	12.3% +0.2pp
TNAVps + DPS	**EPS**
+15% Cash DPS c.50%	+21.5%

Customer funds grew 4%, with **deposits** up 2%, supported by both individuals and companies. Customers continued to utilize excess deposits to pay down debt, particularly mortgages. For that reason, as well as a reduction in demand in some markets due to higher interest rates, total **loans** were down 1%, with consumer lending up 6%. The bank's loan book and deposits remain well diversified across business lines and countries. Deposits continue to have a stable structure: approximately 75% are transactional, and more than 80% of retail deposits are insured by deposit guarantee schemes.

Total **income** increased 13% to €57,647 million. The rise in both customer activity and interest rates supported a 16% increase in **net interest income**. **Net fee income** was up 5% supported by sales of high value-added products, particularly within the bank's global businesses. Net interest income and net fee income accounted for more than 95% of the group's total income, reflecting the quality of the bank's earnings.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

2

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 The group continues to make progress in simplifying its product offering and accelerating its digital transformation to provide better services to its 165 million customers and to improve efficiency. As income growth (+13%) outpaced growth in costs (+10%), the efficiency ratio improved by 1.7 percentage points to 44.1%. This was driven by the group’s transformation towards a simpler, more digital and integrated model, as the bank continued to maintain flat costs in real terms. Loan-loss provisions were up 19% year-on-year in a context of higher interest rates and inflation, reflecting an expected increase following normalization in the US and Mexico, as well as additional provisions to cover the Swiss franc mortgage portfolio in Poland. Overall credit quality remained robust, with cost of risk for the year at 1.18%, in line with the target of below 1.2%. The non-performing loan (NPL) ratio remained broadly stable at 3.14%. The bank’s fully-loaded CET1 capital ratio increased to 12.3%, ahead of the group’s capital target, as strong gross organic capital generation in the quarter (+29 basis points) offset the accrual for a future cash dividend payment and a future share buyback against 2023 results4. Santander met all its 2023 targets: revenues grew 13% (achieving the bank’s double-digit growth target), the efficiency ratio improved to 44.1% (versus a target of 44-45%); cost of risk was 1.18% (versus a target of lower than 1.2%); RoTE was 15.1% (versus a target of over 15%), and the fully-loaded CET1 capital ratio was 12.3% (versus a target of higher than 12%). For 2024, Santander is targeting mid-single digit revenue growth5; an efficiency ratio below 43%; cost of risk of c.1.2%; RoTE of 16%; and fully-loaded CET1 above 12%. In November, Banco Santander paid an interim cash dividend against 2023 results of 8.10 euro cents per share, a 39% increase compared to the same dividend last year. In September, the bank launched a share buyback programme for a maximum amount of €1,310 million, which has already been completed. Santander has repurchased approximately 9% of its outstanding shares since 2021, generating a return on investment of approximately 18% for the bank’s shareholders. Santander’s target payout ratio (the proportion of earnings distributed to shareholders) increased from 40% to 50% of attributable profit4, consistent with the new remuneration policy announced at the bank’s Investor Day in February. The interim shareholder remuneration against the 2023 results totaled over €2,600 million. Assuming the same payout ratio is applied to the second payment from 2023 results4, the total cash dividend per share for 2023 earnings would be approximately 50% higher compared with the previous year, with total amount distributed to shareholders (cash dividend and share buybacks) of €5.5 billion, representing an equivalent yield of over 9%6. Market summary & five global businesses7 (2023 vs 2022) To reflect the local performance of each market better, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report. The group’s geographic and business diversification continues to support consistent, profitable growth. Strong growth in Europe in 2023 more than offset the increase in provisions in North and South America. The global businesses7 had a solid year, demonstrating the value of the group’s global and cross border network. Revenue growth was particularly strong in Wealth Management & Insurance (+22%) and Corporate & Investment Banking (+17%). 4 See footnote 1. 5 Year-on-year revenue growth in constant euros, but Argentina in current euros. 6 Per Banco Santander's market capitalization on 30 January 2024. 7 New global business definitions as published on 20 December 2023, available at CNMV and santander.com.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 4 Europe. Attributable profit was €5,482 million, up 45%, driven by strong profit growth in all markets. In Spain, attributable profit increased 52% to €2,371 million, while it increased 13% to €1,545 million in the UK. The bank continued to accelerate its business transformation in the region with the roll-out of a number of shared products and services, including a common mobile banking app. This helped the business achieve growth in customers (nearly a million, mainly driven by Spain) and a more efficient operating model. Loans and deposits decreased on the back of higher interest rates, which drove early repayments, while mutual funds increased 12%. North America. Attributable profit in North America was €2,354 million, down 20% as strong performance in Mexico, where profit increased 17% to €1,560 million, was offset by higher provisions, in line with expectations, and revenue declines due to higher funding costs in the US. Loans increased 3%, with growth in both Mexico and the US, and deposits increased 4% (US +1%, Mexico +10%). The bank accelerated the transformation of its businesses, simplifying the product portfolio, streamlining operations to further improve customer experience, while continuing to develop CIB and Wealth, and to generate profitable growth. South America. Attributable profit fell 11% to €3,038 million, affected by rising costs and higher provisions. In Brazil, attributable profit was €1,921 million, down 25%, as strong customer growth and good performance in net fee income were offset by an increase in costs driven by inflation and provisions. The macro-outlook in Brazil had a positive effect on cost of risk. The bank continued to increase connectivity across the region and progress in its digital transformation to improve efficiency and profitability. Loans and deposits were up 7% and 15%, respectively, in the region. In Brazil, loans grew 6% and deposits 13%. In December 2023, Santander published adapted financial disclosures for the past two years to reflect the new operating model announced in September, under which the bank’s five global businesses will become the new primary reporting segments beginning in January 2024. Under the model, the bank’s activities are consolidated from this year into Retail & Commercial Banking (consolidating all the bank’s retail and business banking globally); Digital Consumer Bank (consumer finance activity worldwide); Payments (PagoNxt and Cards), and the existing global businesses of Corporate & Investment Banking (CIB) and Wealth Management & Insurance. On this basis, Retail & Commercial Banking’s attributable profit grew 12% to €5,659 million on the back of revenue growth as it continued to drive the digitalization and simplification of the bank’s products and services. Digital Consumer Bank generated an attributable profit of €1,901 million, down 26%, due to the interest rate impact on funding costs and normalization in provisions. In the quarter, profit increased 9% versus Q3 2023. CIB increased attributable profit by 16% to €2,440 million, driven by double-digit revenue growth, with fees increasing 14% and strong network collaboration revenue. CIB maintains best-in-class efficiency and profitability levels, with RoTE increasing to 17.5%. Wealth Management & Insurance, the group’s private banking, asset management and insurance businesses, increased attributable profit by 35% to €1,467 million. Private Banking delivered outstanding growth on the back of higher net interest income and strong commercial activity levels (+€13.7 billion in net new money), while Santander Asset Management saw a record year in net sales (€9 billion). And in Payments, PagoNxt, which brings together Santander’s most innovative payments businesses, increased revenue by 17% to €1,140 million. The Cards business, which manages nearly 100 million cards worldwide, increased revenue by 10% to €4,158 million. The customer activity of cards grew 8%, with a turnover of €306 billion. The bank announced 2025 RoTE targets for the global businesses, as below.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 More information on the global businesses is available in the bank’s Q4 results presentation at CNMV and santander.com. Banco Santander is one of the largest banks in the world. Its market capitalization at the end of December was €61.2 billion. It has firm roots in ten core markets in Europe and the Americas, with 3.7 million shareholders and over 212,000 employees who serve 165 million customers. Note: YoY change in constant euros. New global business definitions as published on 20 December 2023. (1) As % of total operating units. (2) Global businesses’ RoTEs are adjusted based on Group’s deployed capital.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales- suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2023 Financial Report, published on 31 January 2024 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this report, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9 Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    31 January 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer